Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero

JCorriero@stradley.com

215.564.8528

November 10, 2020

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on October 6, 2020, to Post-Effective Amendment No. 65, Amendment No. 67, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on September 2, 2020, to register shares of the Virtus Terranova U.S. Quality Momentum ETF series of the Trust (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

GENERAL

1.	Please describe the meaning of the term “Terranova” in the Fund’s name.

RESPONSE: The Fund’s name is based on the name of its underlying index (the “Underlying Index”), which is named after Joseph M. Terranova, Senior Managing Director and Chief Market Strategist for Virtus Investment Partners. The Underlying Index’s methodology was designed to reflect the investment principles that Mr. Terranova has utilized to assess markets throughout his career. Although Mr. Terranova’s investment principles were used in the creation of the Underlying Index, the Underlying Index is sponsored, maintained and calculated by Indxx, LLC (the “Index Provider”), which is not affiliated with the Fund or its investment adviser, Virtus ETF Advisers LLC (the “Adviser”).

PROSPECTUS

2.	The Fund’s prospectus describes the management fee as a “unified fee.” Please supplementally provide the Fund’s investment advisory agreement with the Adviser (the “Advisory Agreement”) prior to the 485(b) filing so that we can confirm the management fee is actually structured as a unified fee as opposed to an expense reimbursement.

RESPONSE: The applicable amendment to the Advisory Agreement will be provided under separate cover.

3.	Please provide the white paper for the Underlying Index’s methodology.

RESPONSE: The white paper for the Underlying Index is available on the Index Provider’s website at https://www.indxx.com/assets/media/Terranova_U_S__Quality_Momentum_Index_-_Methodology.pdf.

4.	The last paragraph under the “Principal Investment Strategy” section of the prospectus indicates that the Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. Please disclose the industry or group of industries in which the Fund will concentrate and disclose the corresponding risks.

RESPONSE: The Trust confirms that any industry concentrations as of a particular date prior to the Fund’s effective date, along with the corresponding risks, will be disclosed in the Fund’s prospectus, if applicable.

5.	Please move the first sentence of Momentum Factor Investing Risk in the “Principal Risks” section of the Fund’s prospectus, which defines “momentum” and the corresponding style of investing, to the “Principal Investment Strategy” section of the Fund’s prospectus.

RESPONSE: The Trust confirms that a definition for “momentum” will be added to the “Principal Investment Strategy” section of the Fund’s prospectus and the relevant sentence will be removed from the “Principal Risks” section.

6.	Please move the first sentence of Quality Factor Investing Risk in the “Principal Risks” section of the Fund’s prospectus, which describes a quality style of investing, to the “Principal Investment Strategy” section of the Fund’s prospectus.

RESPONSE: The Trust confirms that a definition for “quality” will be added to the “Principal Investment Strategy” section of the Fund’s prospectus and the relevant sentence will be removed from the “Principal Risks” section.

7.	The Fund’s prospectus includes a section titled “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks.” Does this section disclose principal and non-principal strategies and risks? If so, please indicate more clearly what is principal and non-principal in this section.

RESPONSE: The principal strategies and risks of the Fund are identified in the “Risk/Return Summary Information” of the Fund’s prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” General Instruction C.3(b) to Form N-1A permits the Fund to “include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.” Taken together, these instructions permit the Fund to expand on information discussed in response to Item 4 and do not require that such information be identified again as a principal strategy or risk. Accordingly, the Trust believes that it has identified the principal strategies and risks of the Fund in the Item 4 disclosure and need not repeat such identification in Item 9.

STATEMENT OF ADDITIONAL INFORMATION

8.	The disclosure in the Fund’s SAI under the heading “Fund Name and Investment Policy” provides that “synthetic investments may be included in the 80% basket of the Names Rule Policy. . . .” Please disclose that the Fund will count derivatives that are included in the 80% basket based on market value or fair value for purposes of determining compliance with its Names Rule Policy.

RESPONSE: The Trust will disclose that the Fund uses the daily mark-to-market value of its derivative instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its Names Rule Policy.

9.	The lead-in sentence to the “Non-Fundamental Restrictions” section of the SAI states that the noted investment limitations “may be changed by the Board without shareholder approval.” Because non-fundamental restriction (6) relates to the 15% investment limitation imposed by Rule 22e-4 of the Investment Company Act of 1940, consider revising the lead-in to clarify that this policy cannot be changed by the Board.

RESPONSE: The Trust confirms that non-fundamental restriction (6) will be removed, as the relevant requirements of Rule 22e-4 are discussed under the section of the SAI entitled “Illiquid and Restricted Investments.”

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10.	Please revise the last sentence of the third paragraph in the “Placement of Redemption Orders Outside Clearing Process” section of the SAI to state that any redemption order will be cancelled if it was not properly received.

RESPONSE: The relevant disclosure will be revised as follows:

If, however, a redemption order is submitted to the Trust by a DTC Participant not later than the Order Cut-Off Time on the Transmittal Date but either (1) the requisite number of Shares of the Fund (including any Cash Collateral) are not delivered by the DTC Cut-Off-Time as described above or (2) the redemption order is not submitted in proper form, then the redemption order ~~will not be deemed received as of the Transmittal Date~~may be deemed to be rejected and the investor will be liable to the Trust for losses, if any, resulting therefrom. In such case, the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is ~~deemed~~ received in good order by the Trust, i.e., the Business Day on which the Shares of the Fund (including any Cash Collateral) are delivered through DTC to the Trust by the DTC Cut-Off-Time on such Business Day pursuant to a properly submitted redemption order.

11.	Please disclose that there is a 2% upper limit on the redemption transaction fee for the Fund.

RESPONSE: The Trust confirms that relevant disclosure will be added.

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Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

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